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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The ratios of earnings to fixed charges, and the ratio of earnings to combined fixed charges and preferred stock dividends are set forth below. We have calculated the ratios of earnings to fixed charges by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. The ratio of earnings to combined fixed charges and preferred stock dividends was calculated in the same manner as the ratio of earnings to fixed charges except that accrued preferred stock dividends were included for each of the periods shown irrespective of whether or not such dividends were actually paid.

	Year Ended December 31,					For the Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
	Unaudited (in thousands)
RATIO OF EARNINGS TO FIXED CHARGES(1)
Net Income (Loss) from Continuing Operations	$76,209	$19,746	$(31,214)	$(16,793)	$(10,957)	$16,351
Interest Expense	32,436	42,947	42,400	33,204	27,381	17,963

Net Income (Loss) before Fixed Charges	108,645	62,693	11,186	16,411	16,424	34,314

Interest	$32,436	$42,947	$42,400	$33,204	$27,381	$17,963

Total Fixed Charges	$32,436	$42,947	$42,400	$33,204	$27,381	$17,963

Earnings / Fixed Charge coverage ratio	3.3×	1.5×	*	*	*	1.9×

* Our earnings were insufficient to cover fixed charges by $31,214, $16,793 and $10,957 in 2000, 2001 and 2002, respectively.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)
Interest	$32,436	$42,947	$42,400	$33,204	$27,381	$17,963
Preferred Dividends	8,194	9,631	16,928	19,994	20,115	15,087

Total Fixed Charges & Preferred Dividends	$40,630	$52,578	$59,328	$53,198	$47,496	$33,050

Earnings / Combined Fixed Charge coverage ratio	2.7×	1.2×	*	*	*	1.0×

*
Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $48,142, $36,787 and $31,072 in 2000, 2001 and 2002, respectively.

(1)
Our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends have been revised to reflect the impact of the implementation of the Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

        We issued 2,300,000 shares of Series A preferred in April 1997 which are entitled to receive dividends at the rate of 9.25% per year, or $2.3125 per share. We issued 2,000,000 shares of Series B preferred in April 1998 which are entitled to receive dividends at the rate of 8.625% per year, or $2.156 per share. We issued 1,000,000 Series C preferred shares in July 2000 and 48,420 Series C preferred shares in April 2001. The Series C preferred shares, all of which will be converted into common stock if we exercise our repurchase option to purchase at least $100 million of Series C preferred stock upon completion of this offering, are entitled to receive dividends at the greater of 10% per year or the dividend payable on the shares of common stock issuable upon conversion of the Series C preferred shares. For purposes of the information set forth above, the dividend rate of 10% per year on the Series C preferred shares or $10.00 per share was used.

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RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS